EXPENSE LIMIT AND REIMBURSEMENT AGREEMENT

        Expense Limit and Reimbursement Agreement made as of November 20, 2000, between Pioneer Investment Management, Inc. (PIM) and Pioneer Europe Select Fund (the "Fund").

        Whereas PIM wishes to reduce the expenses of the Fund until the Fund achieves a certain level of assets; and

        Whereas the Fund wishes to have PIM enter into such an agreement and is prepared to repay such expenses if the Fund subsequently achieves a sufficient level of assets;

        Now therefor the parties agree as follows:

        SECTION 1. PIM agrees to waive its fees and/or to reimburse the Fund for its ordinary operating expenses in order that the total expenses of the Fund (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, ect.) with respect to Class A shares do not exceed 1.75% per annum of average daily net assets attributable to Class A shares. PIM also agrees to waive its fees and/or reimburse the Fund-wide expenses attributable to Class B, Class C and Class Y shares to the same extent that such expenses are reduced for Class A shares. In no event, shall PFD be required to waive or PIM reimburse any fees payable under the Fund's Rule 12b-1 plans.

        SECTION 2. PIM may terminate or modify the fee waiver and expense reimbursement agreement referred to in Section 1 hereof only in accordance with this Agreement. PIM agrees that the fee waiver and expense reimbursement agreement referred to in Section 1 shall not be modified or terminated during the fiscal year in which this Agreement is executed. PIM shall be entitled to modify or terminate the fee waiver and expense reimbursement agreement referred to in Section 1 (as it may subsequently have been modified) with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, PIM elects to modify or terminate such expense limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Fund's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Fund's financial statements; provided that the fee waiver and expense reimbursement agreement shall remain in effect at all times until the Fund's then current prospectus is amended or supplemented to reflect the termination or modification of the fee waiver and expense reimbursement agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Fund or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of any such expense limitation.

        SECTION 3. PIM shall keep a record of the amount of expenses for each Class of shares that it waived or reimbursed pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Fund attributable to Class A shares are less than 1.75% of the Fund's average daily net assets, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to Class A shares, provided that such reimbursement does not cause the Fund's total expenses to exceed 1.75%. PIM shall also be entitled to reimbursement of the corresponding Prior Expenses attributable to Class B, Class C and Class Y shares. If the Fund's total expenses subsequently exceed 1.75%, the reimbursement of Prior Expenses shall be


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suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that total expenses do not exceed 1.75% (unless previously terminated by PIM), the limitations in Section 1 (or as it may have subsequently been modified in accordance with this Agreement) shall be applied. Notwithstanding anything in this Section 3 to the contrary, the Fund shall not reimburse PIM for any prior expense pursuant to this Section 3 more than three
(3) years after the expense was incurred.

        SECTION 4. It is not intended by PIM or the Fund that the reimbursement agreement in Section 3 shall be an obligation of the Fund unless and until the total expenses of the Fund attributable to Class A shares are less than 1.75% of average daily net assets. PIM understands that the Fund total expenses may never be reduced to such level and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Fund shall have the right to terminate this Agreement, including its obligation to reimburse Prior Expenses, at any time upon notice to PIM. This Agreement automatically terminates without obligation by the Fund upon termination of the Management Contract between PIM and the Fund.

        SECTION 5. This Agreement shall be governed by the laws of the State of Delaware.


        In witness whereof, the parties hereto have caused this Agreement to be signed as of the 20th day of November 2000.


PIONEER EUROPE SELECT FUND                   PIONEER INVESTMENT
                                             MANAGEMENT, INC.



BY:                                         BY:








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